Hanryu Holdings, Inc.

160, Yeouiseo-ro

Yeongdeungpo-gu, Seoul

Republic of Korea 07231

June 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attention:	Edwin Kim, Staff Attorney
Melissa Kindelan, Senior Staff Accountant

Re:	Hanryu Holdings, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed June 2, 2023
File No. 333-269419

Dear Mr. Edwin Kim:

Hanryu Holdings, Inc. (the “Company”) confirms receipt of the letter dated June 21, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 9 to Registration Statement on Form S-1 filed June 21, 2023 (the “S-1”)

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators, page 63

1.

We note the MAUs decreased in January, February, and March 2023 compared to December 2022; however, you disclose that MAUs have been growing significantly. Please revise to explain the reasons for the decrease in MAUs as well as the declining trend in the percentage of MAU to User Base for the last three months presented.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures where appropriate to describe the decrease in MAUs as well as the declining trend in the percentage of MAU to user base for the last three months presented.

Liquidity and Going Concern, page 71

2.	You disclose that you believe your cash on hand, along with current financing resource and additional revenue you expect to receive, will sustain your operations until at least June 30, 2023. Please revise to update this disclosure if you currently believe such date is beyond June 30, 2023.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures on page 71.

General, page 22

3.

We note your reference on page 22 to the unaudited report of your independent registered public accounting firm to the financial statements for the three months ended March 31, 2023 and 2022. Please explain what this is referring to and to the extent this is intended to indicate that your interim financial statements were reviewed by you independent registered public accounting firm, revise to include the accountants review report. Refer to Rule 10-01(d) of Regulation S-X and Item 601(b)(15) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures on page 22.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 326-0243.

Very truly yours,

/s/ Chang Hyuk Kang
Chang Hyuk Kang
cc: Matthew Ogurick	Chief Executive Officer